Exhibit 13.1


                    Certification of CEO and CFO Pursuant to
                            18 U.S.C. Section 1350,
                             as Adopted Pursuant to
                 Section 906 of the Sarbanes-Oxley Act of 2002

         In connection with the Annual Report on Form 20-F of Huaneng Power International, Inc. (the "Company") for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Li Xiaopeng, as Chairman of the Company, and Huang Jian, as Chief Accountant of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

         (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

         (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



By: /s/ Li Xiaopeng
    ------------------
Name:   Li Xiaopeng
Title:  Chairman
Date:   June 26, 2006


By: /s/ Zhou Hui
    ------------------
Name:   Zhou Hui
Title:  Chief Accountant
Date:   June 26, 2006


         This certification accompanies the Report pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of ss.18 of the Securities Exchange Act of 1934, as amended.

         A signed original of this written statement required by Section 906 has been provided to Huaneng Power International, Inc. and will be retained by Huaneng Power International, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.